Exhibit 1

U.S. GAAP

November 4, 2004

Condensed Statements of Consolidated Financial Results
For the Six Months Ended September 30, 2004

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Six Months Ended September 30, 2003 and 2004, and for the Year Ended March 31, 2004

1.	Consolidated Operating Results

	Millions of Yen Except Percentages
	Six Months Ended September 30,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2003	Change	2004	Change	2004	Change

Gross revenue	¥20,074	3.26%	¥22,311	11.14%	¥40,945	2.16%
Income before income taxes	5,221	26.32	8,823	68.99	10,659	17.13
Net income	2,970	28.74	5,500	85.19	6,077	17.41

	Yen
	Six Months Ended September 30,		Year Ended March 31,
	2003	2004	2004

Net income per share:
Basic	¥11.82	¥21.69	¥24.37
Diluted	10.92	18.72	22.46

Notes:	(1)	Net losses from equity-method affiliates were ¥73 million for the six months ended September 30, 2003, net income from equity-method affiliates were ¥25 million for the six months ended September 30, 2004, and net losses from equity-method affiliates were ¥183 million for the year ended March 31, 2004.
	(2)	The weighted-average number of outstanding shares was 251,266,438 shares for the six months ended September 30, 2003, 253,519,211 shares for the six months ended September 30, 2004 and 249,359,664 shares for the year ended March 31, 2004.
	(3)	On May 20, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split.
	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase from the respective figures for the corresponding period of the previous year.

2.	Consolidated Balance Sheet Highlights

	Millions of Yen Except Per Share Data and Percentages
	September 30,		March 31,
	2003	2004	2004

Total assets	¥198,396	¥192,794	¥210,268
Shareholders’ equity	47,367	59,872	54,297
Shareholders’ equity per share (Yen)	191.79	235.19	215.08
Shareholders’ equity ratio (%)	23.87%	31.05%	25.82%

Notes:	(1)	There were 246,976,552 outstanding shares at September 30, 2003, 254,565,865 outstanding shares at September 30, 2004 and 252,456,334 outstanding shares at March 31, 2004.
	(2)	On May 20, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retrospectively adjusted to reflect the stock split.

3.	Consolidated Cash Flows

	Millions of Yen
	Six Months Ended September 30,		Year Ended March 31,
	2003	2004	2004

Net cash provided by operating activities	¥10,792	¥8,422	¥21,942
Net cash (used in) provided by investing activities	(3,618)	16,769	(18,301)
Net cash used in financing activities	(11,528)	(23,828)	(7,010)
Cash and cash equivalents at end of period	19,258	21,606	20,243

U.S. GAAP

4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	9 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	4 companies

5.	Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	3 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	1 company
Affiliates formerly accounted for under the equity method:	1 company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(1)	Results for the Three Months Ended September 30, 2003 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	September 30,			September 30,
	2003	2004	Change	2004

Interest income:
Loans	¥9,575	¥6,826	¥(2,749)	$61,468
Other	422	1,062	640	9,563

Total interest income	9,997	7,888	(2,109)	71,031

Interest expense:
Borrowings	923	713	(210)	6,421
Other	26	38	12	342

Total interest expense	949	751	(198)	6,763

Net interest income	9,048	7,137	(1,911)	64,268

Provision for loan losses, net	3,085	2,366	(719)	21,306

Net interest income after provision for loan losses	5,963	4,771	(1,192)	42,962

Non-interest (losses) income:
Losses on sale and impairment of investment securities, net	(300)	(541)	(241)	(4,872)
Gain on change of interest in a subsidiary	—	1,516	1,516	13,652
Gain on sale of an affiliate	17	—	(17)	—
Guarantee fees received, net	30	161	131	1,450
Equity (losses) income in affiliates, net	(56)	71	127	639
Rents, dividends and other	56	754	698	6,790

Total non-interest (losses) income	(253)	1,961	2,214	17,659

Non-interest expense:
Salaries and employee benefits	1,619	1,686	67	15,182
Occupancy, furniture and equipment	506	553	47	4,980
Advertising	35	40	5	360
Other general and administrative expenses	865	1,467	602	13,210
Losses on sale and impairment of long-lived assets, net	13	20	7	180
Other	11	50	39	451
Minority interests	—	30	30	270

Total non-interest expense	3,049	3,846	797	34,633

Income before income taxes	2,661	2,886	225	25,988

Income taxes	1,147	771	(376)	6,943

Net income	¥1,514	¥2,115	¥601	$19,045

				U.S. Dollars
		Yen		(Note 1)
Per share data		2003	2004	2004

Net income	— basic	¥ 6.07	¥ 8.32	$ 0.07
	— diluted	5.69	6.58	0.06

				Thousands of
		Thousands of Shares		Shares
Weighted average shares outstanding		2003	2004	2004

Basic		249,578	254,143	254,143
Diluted		275,056	281,788	281,788

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

(2)	Results for the Six Months Ended September 30, 2003 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Six Months Ended			Six Months Ended
	September 30,			September 30,
	2003	2004	Change	2004

Interest income:
Loans	¥19,418	¥15,137	¥(4,281)	$136,308
Other	817	1,721	904	15,497

Total interest income	20,235	16,858	(3,377)	151,805

Interest expense:
Borrowings	1,875	1,536	(339)	13,832
Other	48	68	20	612

Total interest expense	1,923	1,604	(319)	14,444

Net interest income	18,312	15,254	(3,058)	137,361

Provision for loan losses, net	6,803	4,502	(2,301)	40,540

Net interest income after provision for loan losses	11,509	10,752	(757)	96,821

Non-interest (losses) income:
Gain on sale of loans receivable	—	3,327	3,327	29,959
Losses on sale and impairment of investment securities, net	(296)	(523)	(227)	(4,710)
Gain on change of interest in a subsidiary	—	1,516	1,516	13,652
Gain on sale of an affiliate	17	—	(17)	—
Guarantee fees received, net	72	271	199	2,440
Equity (losses) income in affiliates, net	(73)	25	98	225
Rents, dividends and other	119	837	718	7,538

Total non-interest (losses) income	(161)	5,453	5,614	49,104

Non-interest expense:
Salaries and employee benefits	3,342	3,380	38	30,437
Occupancy, furniture and equipment	1,006	1,088	82	9,797
Advertising	68	69	1	621
Other general and administrative expenses	1,760	2,699	939	24,304
(Gain) losses on sale and impairment of long-lived assets, net	(79)	28	107	252
Other	30	75	45	677
Minority interests	—	43	43	387

Total non-interest expense	6,127	7,382	1,255	66,475

Income before income taxes	5,221	8,823	3,602	79,450

Income taxes	2,251	3,323	1,072	29,923

Net income	¥2,970	¥5,500	¥2,530	$49,527

				U.S. Dollars
		Yen		(Note 1)
Per share data		2003	2004	2004

Net income	— basic	¥11.82	¥21.69	$0.20
	— diluted	10.92	18.72	0.17

				Thousands of
		Thousands of Shares		Shares
Weighted average shares outstanding		2003	2004	2004

Basic		251,266	253,519	253,519
Diluted		276,744	281,180	281,180

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

2.	CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	March 31, 2004	September 30, 2004	September 30, 2004

	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥20,243	¥21,606	$194,561
Deposit of restricted cash in bank	435	949	8,546
Loans receivable, net	166,890	134,183	1,208,312
Purchased loans receivable, net	4,342	5,686	51,202
Interest receivable	1,060	765	6,889
Property and equipment:
Land	356	356	3,206
Buildings and structures	1,094	1,121	10,095
Equipment and software	5,253	6,663	60,000

	6,703	8,140	73,301
Accumulated depreciation and amortization	(2,363)	(2,432)	(21,900)

	4,340	5,708	51,401
Investment securities	9,174	16,231	146,159
Investment in affiliates	496	472	4,250
Deferred income taxes	579	507	4,566
Other assets	2,709	6,687	60,215

Total assets	¥210,268	¥192,794	$1,736,101

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,563	¥6,564	$59,109
Accrued income taxes	2,758	3,385	30,482
Accrued expenses	623	270	2,431
Long-term borrowings	142,577	116,195	1,046,330
Capital lease obligations	2,058	2,364	21,288
Accrued retirement benefits	334	330	2,972
Other liabilities	1,897	3,031	27,293

Total liabilities	155,810	132,139	1,189,905

Minority interests	161	783	7,051

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common stock	7,218	7,246	65,250
Additional paid-in capital	9,092	9,225	83,071
Retained earnings	38,351	43,251	389,473
Cumulative other comprehensive income	3,371	3,463	31,184
Less treasury stock, at cost	(3,735)	(3,313)	(29,833)

Total shareholders’ equity	54,297	59,872	539,145

Total liabilities and shareholders’ equity	¥210,268	¥192,794	$1,736,101

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Six Months Ended		Six Months Ended
	September 30,		September 30,
	2003	2004	2004

Operating Activities
Net income	¥2,970	¥5,500	$49,527
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	6,803	4,502	40,540
Gain on sale of loans receivable	—	(3,327)	(29,959)
Depreciation and amortization	432	500	4,502
Amortization of debt issuance costs	134	117	1,054
Amortization of loan origination costs	497	377	3,395
(Gain) losses on sale and impairment of long-lived assets, net	(79)	28	252
Losses on sale and impairment of investment securities, net	296	523	4,710
Gain on change of interest in a subsidiary	—	(1,516)	(13,652)
Gain on sale of an affiliate	(17)	—	—
Equity losses (income) in affiliates, net	73	(25)	(225)
Minority interests	—	43	387
Changes in assets and liabilities:
Interest receivable	104	295	2,656
Accrued income taxes and expenses	(795)	274	2,467
Other liabilities	374	1,131	10,186

Net cash provided by operating activities	10,792	8,422	75,840

Investing Activities
Proceeds from sale of loans receivable	—	32,697	294,435
Loans receivable, net	(2,125)	(1,699)	(15,299)
Purchases of distressed loans	(2,734)	(3,110)	(28,005)
Proceeds from principal collections of distressed loans	1,266	1,374	12,373
Purchases of property and equipment	(589)	(1,189)	(10,707)
Proceeds from sale of property and equipment	365	14	126
Purchases of investment securities	(513)	(7,402)	(66,655)
Proceeds from sale of investment securities	837	35	315
Investment in affiliates	—	(1)	(9)
Changes in other assets	(125)	(3,950)	(35,570)

Net cash (used in) provided by investing activities	(3,618)	16,769	151,004

Financing Activities
Deposit of restricted cash in bank	28	(514)	(4,629)
Deferred debt issuance costs	9	(59)	(531)
Proceeds from short-term borrowings	7,800	15,881	143,008
Repayments of short-term borrowings	(8,900)	(14,417)	(129,824)
Proceeds from long-term borrowings	26,309	21,780	196,128
Repayments of long-term borrowings	(34,669)	(48,161)	(433,688)
Payments of capital lease obligations	(372)	(415)	(3,737)
Repurchases of stock warrants	(4)	—	—
Proceeds from exercise of stock warrants	—	42	378
Purchases of treasury stock	(1,206)	(1)	(9)
Proceeds from sales of treasury stock	14	541	4,872
Dividends paid	(538)	(600)	(5,403)
Proceeds from issuance of new shares by subsidiaries	1	2,095	18,865

Net cash used in financing activities	(11,528)	(23,828)	(214,570)

Net (decrease) increase in cash and cash equivalents	(4,354)	1,363	12,274
Cash and cash equivalents at beginning of period	23,612	20,243	182,287

Cash and cash equivalents at end of period	¥19,258	¥21,606	$194,561

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has since expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN distributes the following products by using a variety of channels:

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

On May 6, 2004, NISSIN signed an agreement with to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans. The sale amounts of ¥32,943 million ($296,650 thousand) were determined based on the balance of consumer loans and corresponding interest receivable as of May 31, 2004. During the six months ended September 30, 2004, NISSIN signed an operations agreement with Orient Credit Co., Ltd. to provide operation support services such as loan management within the data transition period, and received ¥385 million ($3,467 thousand) for these services, which was included in rents, dividends and others in the consolidated statements of income.

On July 9, 2004, NISSIN invested $500 thousand to establish Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, in Shanghai, China to expand the Company’s businesses into the Chinese market.

On September 16, 2004, Nissin Servicer Co., Ltd. listed its stock on the Tokyo Stock Exchange Mothers market and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in Nissin Servicer Co., Ltd. has been diluted from 89.8% to the current 80.8%. The Company recognized a gain of ¥1,516 million ($13,652 thousand), which was recorded as gain on change of interest in a subsidiary in the consolidated statements of income.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.

Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity-method.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

U.S. GAAP

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2004 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2004, which was ¥111.05 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the small business owner and consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

(b)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

U.S. GAAP

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2004 and September 30, 2004, ¥846 million and ¥850 million ($7,654 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

(d)	Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined the market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

U.S. GAAP

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.

(e)	Guarantees

The Company accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company recognized reserves for guarantee losses of ¥108 million and ¥191 million ($1,720 thousand) at March 31, 2004 and September 30, 2004, respectively.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(f)	Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval, and can retire treasury stock by reducing retained earnings or paid-in capital.

(g)	Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a two-for-one stock split on each of May 20, 2003 and May 20, 2004. All share information disclosed has been retrospectively adjusted to reflect such stock splits.

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely. The adoption of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities (“VIE”) and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of VIEs to consolidate the VIEs if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. The adoption of FIN No. 46 did not have any impact on the Company’s consolidated financial statements.

U.S. GAAP

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have any impact on the Company’s consolidated financial statements.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during the fiscal year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on the Company’s consolidated financial statements.

U.S. GAAP

4.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2004 and September 30, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	September 30, 2004	Change	September 30, 2004

Small business owner loans	¥57,168	¥56,835	¥(333)	$511,796
Wide loans	57,460	52,645	(4,815)	474,066
Business Timely loans	18,659	19,199	540	172,886
Consumer loans	35,604	2,374	(33,230)	21,378
Secured and other loans	10,576	12,447	1,871	112,085

Total loans outstanding	179,467	143,500	(35,967)	1,292,211
Allowance for loan losses	(13,528)	(10,066)	3,462	(90,644)
Deferred origination costs	951	749	(202)	6,745

Loans receivable, net	¥166,890	¥134,183	¥(32,707)	$1,208,312

5.	ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the six months ended September 30, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2003	2004	Change	September 30, 2004

Balance at beginning of period	¥11,827	¥13,528	¥1,701	$121,819
Provision for loans receivable sold	—	(3,327)	(3,327)	(29,959)
Provision for loan losses	6,674	4,110	(2,564)	37,010
Charge-offs, net of recoveries	(5,716)	(4,245)	1,471	(38,226)

Balance at end of period	¥12,785	¥10,066	¥(2,719)	$90,644

6.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the six months ended September 30, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2003	2004	Change	September 30, 2004

Small business owner loans	¥5,764	¥5,514	¥(250)	$49,653
Wide loans	6,729	5,487	(1,242)	49,410
Business Timely loans	2,266	2,414	148	21,738
Consumer loans	5,056	1,640	(3,416)	14,768
Secured and other loans	100	459	359	4,134

Total interest revenue from loans receivable	19,915	15,514	(4,401)	139,703
Less: Amortization of loan origination costs	(497)	(377)	120	(3,395)
Purchased loans and other	817	1,721	904	15,497

Total interest income	¥20,235	¥16,858	¥(3,377)	$151,805

U.S. GAAP

7.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. mainly purchases distressed loans from financial institutions and services these loans. The total contracted amounts outstanding for these distressed loans are ¥856,939 million and ¥847,697 million ($7,633,471 thousand) as of March 31, 2004 and September 30, 2004, respectively.

The following is a summary of purchased loans receivable as of March 31, 2004 and September 30, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	September 30, 2004	Change	September 30, 2004

Purchased loans outstanding	¥5,059	¥6,738	¥1,679	$60,675
Allowance for loan losses	(717)	(1,052)	(335)	(9,473)

Purchased loans receivable, net	¥4,342	¥5,686	¥1,344	$51,202

The following is summary information with respect to purchased loans receivable for the six months ended September 30, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2003	2004	Change	September 30, 2004

Purchased loans receivable:
Balance at beginning of period	¥3,078	¥5,059	¥1,981	$45,556
Purchased during period	2,734	3,110	376	28,005
Principal collections	(1,266)	(1,374)	(108)	(12,373)
Charge-offs	(9)	(57)	(48)	(513)

Balance at end of period	4,537	6,738	2,201	60,675

Allowance for loan losses:
Balance at beginning of period	132	717	585	6,456
Provision for loan losses	129	392	263	3,530
Charge-offs	(9)	(57)	(48)	(513)

Balance at end of period	252	1,052	800	9,473

Purchased loans receivable, net	¥4,285	¥5,686	¥1,401	$51,202

In addition, interest income from purchased loans receivable for the six months ended September 30, 2003 and 2004 is ¥816 million and ¥1,682 million ($15,146 thousand), respectively.

8.	SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2004 and September 30, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	September 30, 2004	September 30, 2004

Bank loans	¥2,100	¥4,983	$44,872
Commercial paper	3,200	1,500	13,507
Rediscounted notes	263	81	730

Total short-term borrowings	¥5,563	¥6,564	$59,109

Interest rates on bank loans as of March 31, 2004 and September 30, 2004 are fixed under contracts ranging from 1.971% to 2.250% and from 0.964% to 2.375%, with the weighted average interest rates of these bank loans being 1.985% and 1.538%, respectively. Interest rates on commercial paper as of March 31, 2004 range from 0.300% to 1.000% and as of September 30, 2004, 0.300%. The weighted average interest rates of the commercial paper as of March 31, 2004 and September 30, 2004 are 0.784% and 0.300%, respectively. Interest rates on all rediscounted notes as of March 31, 2004 and September 30, 2004 are 2.370%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

U.S. GAAP

Long-term borrowings as of March 31, 2004 and September 30, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	September 30, 2004	September 30, 2004

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥—	$—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	90,050
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	—	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	45,025
1.90% unsecured bonds, due July 31, 2006	500	500	4,502
0.75% unsecured bonds, due September 19, 2008	270	240	2,162
0.64% unsecured bonds, due March 26, 2007	500	500	4,502
0.45% unsecured bonds, due September 27, 2006	—	500	4,502
0.67% unsecured bonds, due September 27, 2007	—	500	4,502
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	9,999	90,041

Total bonds	37,770	27,239	245,286
Loans from banks and other financial institutions	104,807	88,956	801,044

Total long-term borrowings	¥142,577	¥116,195	$1,046,330

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase approximately 5,194 thousand shares of common stock at an exercise price of ¥288.80 per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was through April 19, 2004. The bond matured on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥392.50 ($3.53) per share of common stock. During the six months ended September 30, 2004, convertible bond amounted to ¥1 million ($9 thousand) was converted to 2,547 shares of common stock.

As of March 31, 2004 and September 30, 2004, the weighted average rates of loans from banks and other financial institutions are 2.254% and 2.306%, respectively.

In addition, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2004 and September 30, 2004, entrusted loans outstanding included in loans receivable are ¥9,594 million and ¥6,896 million ($62,098 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,466 million and ¥3,783 million ($34,066 thousand), respectively.

U.S. GAAP

9.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

The Company’s unfunded credit lines at March 31, 2004 and September 30, 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	September 30, 2004	September 30, 2004

Unfunded credit lines with loans outstanding	¥6,977	¥4,361	$39,271
Unfunded credit lines without loans outstanding	34,624	45,327	408,167

Total unfunded credit lines	¥41,601	¥49,688	$447,438

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have a legal right to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the six months ended September 30, 2003 and 2004, ¥55 million and ¥90 million ($810 thousand) of interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium size corporations.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. At September 30, 2004, the fee rate ranges from 1% to 10%, with an average fee rate of 3.5%.

The Company maintains reserves for all estimated guarantee losses in its other liabilities.

U.S. GAAP

As of March 31, 2004 and September 30, 2004, the Company’s guaranteed borrowings, guaranteed accounts receivable and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	September 30, 2004	September 30, 2004

Guaranteed borrowings	¥3,616	¥5,499	$49,518
Guaranteed accounts receivable	3	165	1,486
Reserve for guarantee losses	108	191	1,720

During the six months ended September 30, 2003 and 2004, the Company paid the related administration and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Six Months Ended September 30,			Six Months Ended
	2003	2004	Change	September 30, 2004

Guarantee fees received	¥142	¥366	¥224	$3,296
Administration expenses and other paid	(70)	(95)	(25)	(856)

Net guarantee fees received	¥72	¥271	¥199	$2,440

During the six months ended September 30, 2003 and 2004, as a result of contractual commitments, the Company paid ¥17 million and ¥110 million ($991 thousand) as a guarantor for the borrowings, respectively.

Other than the above, as of September 30, 2004, NISSIN was liable as a guarantor for bank loans of ¥2,300 million ($20,711 thousand) borrowed by SBF, and during the six months ended September 30, 2004, NISSIN received guarantee fees of ¥12 million ($108 thousand) from SBF, which is equivalent to an annual interest rate of 1.5%.

10.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income is ¥3,504 million and ¥5,592 million ($50,355 thousand) for the six months ended September 30, 2003 and 2004, respectively. The components of other comprehensive income are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Six Months Ended September 30,		Six Months Ended
	2003	2004	September 30, 2004

Change in unrealized losses on cash flow hedging instruments	¥(3)	¥1	$9
Change in net unrealized gain on marketable investment securities	537	91	819

Total other comprehensive income	¥534	¥92	$828

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the six months ended September 30, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Six Months Ended September 30,		Six Months Ended
	2003	2004	September 30, 2004

Property and equipment obtained under capital leases	¥302	¥727	$6,547

U.S. GAAP

12.	SEGMENT INFORMATION

For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment includes small business owner, Wide, Business Timely, consumer, secured and other loans. In the loan servicing segment, Nissin Servicer Co., Ltd. mainly acquires and services non-performing debts from banks and the financial institutions in Japan, and is being operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company is currently conducting its operating activities mainly in Japan. The Company also conducts activities in China, but currently these activities are insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated Financial
	Services	Loan Servicing	Total

Six months ended September 30, 2003
Interest income	¥19,419	¥816	¥20,235
Interest expense	1,894	29	1,923
Provision for loan losses, net	6,674	129	6,803
Net income	2,714	256	2,970

Six months ended September 30, 2004
Interest income	¥15,176	¥1,682	¥16,858
Interest expense	1,552	52	1,604
Provision for loan losses, net	4,110	392	4,502
Net income	5,102	398	5,500

	Thousands of U.S. Dollars
	Integrated Financial
	Services	Loan Servicing	Total

Six months ended September 30, 2004
Interest income	$136,659	$15,146	$151,805
Interest expense	13,976	468	14,444
Provision for loan losses, net	37,010	3,530	40,540
Net income	45,943	3,584	49,527

13.	SUBSEQUENT EVENT

On August 17, 2004, the Board of Directors approved a two-for-one stock split effective November 19, 2004 to shareholders of record on September 30, 2004. This stock split has not been reflected in these financial statements.